

September 17, 2012

Via Facsimile
Mr. Patrick de La Chevardière
Chief Financial Officer
Total S.A.
2, Place Jean Millier
La Défense 6
92400 Courbevoie, France

> **Re: Total S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed March 26, 2012**
> **File No. 001-10888**

Dear Mr. de La Chevardière:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Risk Factors, page 4

"We have activities in certain countries which are subject to U.S. and EU sanctions…," page 8

Business Activities in Cuba, Iran, Sudan and Syria, page 62

1.   Please update us on your contacts with Iran, Syria, Sudan and Cuba since your letters to us of October 29, 2008 through April 12, 2010. We note that your website lists two offices in Tehran, one in Damascus and one in Khartoum. We also note 2012 news articles reporting that you hold a 55% stake in Iran's Dorood oil field; that Beh Total participated in the International Gas, Refining and Petrochemical Exhibition in Tehran; and that you hold a 10% stake in the Shah Deniz gas field in Azerbaijan in which

Naftiran Intertrade Co., an Iranian company that has been sanctioned by the U.S. government and is on the Specially Designated Nationals List maintained by the U.S. Department of Treasury, also holds an interest.

As you know and have disclosed, Iran, Syria, Sudan and Cuba are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. Please tell us about any contacts with these countries since your prior letters, including descriptions of past, current and anticipated contacts through affiliates, subsidiaries, distributors or other direct or indirect arrangements. Describe any services, products or technologies you have provided to Iran, Syria, Sudan and Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries or entities controlled by them.

2.   You disclose that you have ceased certain activities in Iran and Syria. Please tell us whether you have any remaining obligations under agreements relating to the activities you have ceased in Iran and Syria.

3.   Please tell us the approximate dollar amounts of revenues, assets and liabilities associated with your activities in Iran, Syria, Sudan and Cuba, and the amounts you paid to the governments of those countries and entities controlled by those governments, for the last three fiscal years and the subsequent interim period.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firms on the Consolidated Financial Statements, page F-1

4.   As a public company, your auditors are required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess their compliance with U.S. law and professional standards in connection with their audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditors (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditors' audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, in future filings, please state this fact under a separate risk factor heading. Explain this lack of inspection prevents the PCAOB from regularly evaluating your auditors' audits and their quality control procedures.

Supplemental Oil and Gas Information (Unaudited), page S-1

5.   We note at the bottom of page S-2 of this disclosure, you expressly indicated you applied FASB ASC Topic 932. Please tell us whether you considered the specific guidance in FASB ASC Topic 932-235-50-1A through 932-235-50-1B, which requires the provision

of information about continued capitalization of exploratory well costs (suspended well costs) and, if so, why you concluded such disclosure was not required. Please note such disclosures, if applicable, are required to be in the notes to your audited financial statements.

Estimated Proved Reserves of Oil, Bitumen and Gas Reserves, page S-3

Changes in Oil, Bitumen and Gas Reserves, page S-4

6.   We note that your presentation of oil reserves includes amounts attributable to natural gas liquids. Explain to us how this presentation takes into consideration the guidance in FASB ASC paragraph 932-235-50-4(a). If you have concluded that quantities of natural gas liquids are not significant, provide us a reasonably detailed analysis that supports your conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donald F. Delaney, Staff Accountant, at (202) 551-3863, or W. Bradshaw Skinner, Senior Assistant Chief Accountant, at (202) 551-3489, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3745, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director